Exhibit 1.01
Ford Motor Company
Conflict Minerals Report
For The Year Ended December 31, 2014
Ford Motor Company is a global automotive industry leader based in Dearborn, Michigan. We manufacture or distribute automobiles across six continents. With about 194,000 employees and 66 plants worldwide, our automotive brands include Ford and Lincoln. The principal products we sell are automobiles and automotive components and service parts.

1. Definitions

For purposes of this report, the following definitions apply:

•	“3TG” means tantalum, tin, tungsten, and gold

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“Ford,” the “Company,” “we,” “our,” “us” or similar references mean Ford Motor Company, our consolidated subsidiaries, and our consolidated variable interest entities of which we are the primary beneficiary

2. Reasonable Country of Origin Inquiry

We have instituted conflict minerals reporting requirements as part of our suppliers’ contractual obligations through our Supplier Social Responsibility and Anti-Corruption Requirements Web-Guide, and we have encouraged our suppliers to extend the same obligations to their suppliers. We are layers removed from the smelters and refiners in our supply chain. Accordingly, we rely on our direct suppliers to provide us with information concerning the origin of the 3TG contained in the automotive components and parts they supply to us. In most cases, our direct suppliers are unable to confirm 3TG content or country of origin information. Our direct suppliers often survey their suppliers who in turn are expected to continue the cascade of reporting requirements until all 3TG content and smelter or refiner information is identified. Any break in the process may result in incomplete information.

For reporting purposes, we required our affected direct suppliers to complete the conflict minerals reporting template (“CMRT”) designed by the Electronics Industry Citizens Coalition and Global e-Sustainability Initiative. Suppliers were given the option to submit their completed CMRT via email or by uploading it to a specific website.

In designing our Reasonable Country of Origin Inquiry (“RCOI”), we have focused on direct suppliers in either of the following two categories (“in-scope suppliers”):

1.	Suppliers of components or parts to our assembly plants if such suppliers have reported in the International Material Data System (“IMDS”) that their components or parts contain 3TG; or

2.	Suppliers that in the aggregate represent the top 80% of our expenditures for direct components and parts.

For 2014, we received responses from 91% of the in-scope suppliers surveyed. We continue to work with our suppliers to improve the quality and completeness of their reports, and we provide feedback to suppliers if their reports are incomplete or inconsistent with information previously reported through IMDS.

3. Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (“OECD Guidance”) and the related supplements for 3TG.

4. Due Diligence Measures Performed

4.1 Management Systems

We have taken the following actions to establish a conflict minerals management system:

•	Established an Executive Steering Team for conflict minerals compliance led by our Group Vice President, Global Purchasing. The team includes the following members:

•	Group Vice President, Product Development

•	Group Vice President, Government and Community Relations

•	Group Vice President, Communications

•	Group Vice President and General Counsel

•	Vice President, Sustainability, Environment and Safety Engineering

•	Vice President and Controller, Corporate Finance

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Established a cross-functional working level team to manage conflict minerals compliance. The working level team met weekly and held quarterly meetings with the Executive Steering Team to review our conflict minerals compliance status

•	Established and communicated our conflict minerals sourcing policy in the Conflict Minerals section of our Sustainability Report. Our conflict minerals policy is:

To the extent tin, tungsten, tantalum, and gold are contained in our products, it is Ford’s goal to use DRC conflict free minerals while continuing to support responsible in-region mineral sourcing from the Democratic Republic of the Congo and adjoining countries. As defined in Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”), “DRC conflict free” means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

Our suppliers are expected to conduct due diligence to understand the source of the conflict minerals used in Ford products, source responsibly, and not knowingly provide products containing minerals that contribute to conflict as described in the Rule. Suppliers are required to comply with Ford’s annual conflict minerals reporting requirements as published in our Social Responsibility and Anti-Corruption Requirements Web-Guide and are encouraged to use validated DRC conflict free smelters and refiners for procurement of tin, tungsten, tantalum, and gold contained in Ford products.

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Instituted performance metrics to track the number of supplier responses received. The metrics are tracked and reported using our Business Plan Review process. The metrics are reported to the Purchasing Director responsible for supply chain sustainability

•	Communicated conflict minerals reporting requirements to our suppliers through our Supplier Social Responsibility and Anti-Corruption Requirements Web-Guide

4.2 Identify and Assess Risk in the Supply Chain

We reviewed in-scope supplier CMRTs for:

•	Completion of all required reporting elements

•	Consistency between the expected 3TG metals reported as being intentionally added to the supplier’s products and the metals reported in IMDS

•	Presence of a smelter list that includes expected metals based on IMDS reporting

We compared our smelter list to the CMRT Standard Smelter List, and for those smelters that appear on both lists, we were able to determine their status using information published on the CFSI website.

4.3 Design and Implement a Strategy to Respond to Identified Risk

We have instituted the following process to respond to identified risks in the supply base:

•	Established an escalation process to notify the Group Vice President, Global Purchasing of risks when identified

•	Established a procedure for risk mitigation including monitoring, tracking, and reporting progress to the Group Vice President, Global Purchasing

4.4 Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Due to our position in the supply chain, we rely on the CFSI program to determine if smelters and refiners in our supply chain are compliant with the Conflict-Free Smelter Program assessment protocols and deemed to be DRC conflict free. As a participating member of CFSI, we use the CFSI audit process as our source for audit information.

4.5 Report Annually on Supply Chain Due Diligence

This is our second Conflict Minerals Report. We plan to report annually and our reports are available on our website at http://corporate.ford.com.

5. Facilities Used to Process the Conflict Minerals in Products, if Known

We have surveyed our in-scope suppliers in an effort to identify the facilities used to process the 3TG contained in our products. The majority of our in-scope suppliers have provided a company-level completed CMRT that does not identify the smelters or refiners used for a particular part, component, or business customer. In cases where suppliers provided a part-level report, the identification of the smelters and refiners that support our specific products could not be determined due to lower tier suppliers reporting on a company basis. Therefore, we are unable to identify with certainty the specific facilities used to process the 3TG in our products.

A list of the CFSI validated smelters reported by our supply chain is published in our annual Sustainability Report. A revised list will be available in our 2014/5 Sustainability Report to be published in June 2015.

6. Country of Origin of the Conflict Minerals in Products, if Known

Through our leadership efforts as well as our due diligence actions, we have increased the transparency within our supply chain. However, due to our position in the supply chain, we are unable to identify with certainty the specific facilities used by our suppliers to process the 3TG in our products; therefore, for the 2014 reporting period, we are unable to determine with certainty the origin of the 3TG in our automobiles or in our automotive components and service parts.

7. Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity

In an effort to determine the mine or location of origin with the greatest possible specificity, we have taken the following actions:

•	Conducted RCOI to determine which suppliers manufacture products containing 3TG and surveyed those suppliers using a risk-based approach that focused on in-scope suppliers

•	Analyzed completed CMRTs from our suppliers for consistency with the 3TG content reported by suppliers in IMDS

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Analyzed completed CMRTs from our suppliers for completeness, consistency, and for identification of smelters and refiners sourcing conflict minerals from the Democratic Republic of the Congo or an adjoining country

8. Steps We Have Taken or Will Take, if Any, to Mitigate the Risk that Conflict Minerals in Our Products Benefit Armed Groups, Including Any Steps to Improve Our Due Diligence

Ford’s policy is to source responsibly. We recognize, however, that strict avoidance of a given mineral or mineral origin could have unintended consequences, including the loss of livelihood for a local population.

Our goal is to improve the transparency of mineral sourcing within our supply chain while improving the capacity of DRC conflict free smelters. Specifically, we set goals to: (i) obtain a 100% response rate from in-scope suppliers, and (ii) increase the number of suppliers that provide a smelter list. We have taken the following action in support of these goals:

•	We made conflict minerals reporting a contractual requirement for our suppliers and we encourage our suppliers to use audited DRC conflict free smelters and refiners

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We are an active member of CFSI (member ID FORD) and participate in cross-industry smelter outreach efforts to identify true smelters and to encourage smelter participation in the CFSI’s audit program. We participated in a pre-audit smelter visit that resulted in the smelter agreeing to a CFSI audit

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We directly contacted 36 smelters and encouraged them to participate in the CFSI audit program. In addition, we led the Automotive Industry Action Group (“AIAG”) smelter outreach effort resulting in 139 communications being issued to smelters to encourage participation in the CFSI audit program

•	We increased our supplier conflict minerals reporting response rate from 69% in 2013 to 91% in 2014

•	We increased the percent of CFSI active and compliant smelters reported by our supply chain to 70%, up from 48% in 2013

•	We led efforts at the AIAG Conflict Minerals Work Group to develop a tool for assessing supplier CMRT responses

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We participate on the Governance Committee of the Public Private Alliance for Responsible Mineral Trade, a multi-sector and multi-stakeholder initiative to support supply chain solutions to conflict minerals challenges in the Democratic Republic of the Congo and the Great Lakes Region of Central Africa

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We participate in the Multi-Stakeholder Group facilitated by the Responsible Sourcing Network - a project of As You Sow with the goal of enforcing basic worker rights standards throughout the entire supply chain, including bottom tier suppliers, subcontractors, and raw material providers

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